December 15, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Withdrawal of Form RW EDGAR Filing Filed on December 8, 2004 and tagged with 1940 Act reference: 811-05315

Dear Sir or Madam:

Please withdraw the Fidelity Investments Variable Annuity Account I Form RW filing that was filed on December 8, 2004, with accession number 0000821051-04-000020.

The December 8, 2004 filing incorrectly referenced the 1940 reference number 811-05315 when in fact it should have referenced File No. 333-121016.

Very truly yours,
/s/Mark C. Jensen
Mark C. Jensen
Associate General Counsel